

Mail Stop 3551

February 10, 2009

By Facsimile and U.S. Mail

Mr. Michael Jordan Friedman
Chief Executive Officer
Fresh Harvest Products, Inc.
280 Madison Avenue, Suite 1005
New York, NY 10016

> **Re:** **Fresh Harvest Products, Inc.**
> **Form 10-KSB for the fiscal year ended October 31, 2007**
> **Filed February 13, 2008**
> **Form 10-QSB for the quarterly period ended January 31, 2008**
> **Filed March 24, 2008**
> **Form 10-Q for the quarterly period ended July 31, 2008**
> **Filed September 22, 2008**
> **File No. 000-51390**

Dear Mr. Friedman:

We issued comments to you on the above captioned filings on December 4, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 25, 2009, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 25, 2009**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Mr. Michael Jordan Friedman
Fresh Harvest Products, Inc.
February 10, 2009
Page 2

Please contact Scott Stringer at 202-551-3254 or me at (202) 551-3377 if you have any questions.

Sincerely,
/s/Andrew Mew
Andrew Mew
Accounting Branch Chief